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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)

                             TENDER OFFER STATEMENT
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D*
                               (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             THE TURNER CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                     RWE AG
                                  HOCHTIEF AG
                             BETA ACQUISITION CORP.
                                   (BIDDERS)

   COMMON STOCK, PAR VALUE $1.00 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS)
    SERIES C 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE SERIES D 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            COMMON STOCK: 900273103
               SERIES C 8 1/2% CONVERTIBLE PREFERENCE STOCK: NONE
               SERIES D 8 1/2% CONVERTIBLE PREFERENCE STOCK: NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           DR.-ING. BERNHARD BURKLIN
                                  HOCHTIEF AG
                                  OPERNPLATZ 2
                                  45128 ESSEN
                                    GERMANY
                               (011) 49-201-824-0
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH COPIES TO:
                             SPENCER D. KLEIN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000

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* This Statement also constitutes Amendment No. 2 to the Statement on Schedule
  13D of the Bidders with respect to the Securities of The Turner Corporation which may be deemed to be beneficially owned by the Bidders.
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     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 and
Amendment No. 2 to the Statement on Schedule 13D (collectively, the "Schedule 14D-1/13D"), filed with the Securities and Exchange Commission on August 20, 1999 (the "Schedule 14D-1/13D"), as amended, relates to an offer by Beta Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of HOCHTIEF AG, a corporation organized under the laws of Germany ("Parent"), to purchase (i) all the issued and outstanding shares of common stock, par value $1.00 per share ("Company Common Stock"), including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 21, 1998, between the Company (as defined below) and First Chicago Trust Company of New York, as rights agent (the "Rights Agreement"), of The Turner Corporation, a Delaware corporation (the "Company"), and (ii) all the issued and outstanding shares of (A) Series C 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series C Preferred Stock") and (B) Series D 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series D Preferred Stock" and, together with the Series C Preferred Stock being hereinafter collectively referred to as the "Company Preferred Stock"), at a price of $28.625 per share of Company Common Stock
(such amount being the "PerShare Amount"), $4,770.8333 per share of Series C Preferred Stock and $4,293.75 per share of Series D Preferred Stock, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 1999, and in the related Letters of Transmittal (each, a "Letter of Transmittal"; which, together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"), copies of which were attached as exhibits to the
Schedule 14D-1/13D.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

          Exhibit (a)(15) Letter to Participants of The Turner Corporation Employee Stock Purchase Plan from First Chicago Trust Company of New York, dated August 31, 1999.

          Exhibit (a)(16) Instruction Form to Participants of The Turner Corporation Employee Stock Purchase Plan for Instructions to First Chicago Trust Company of New York.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 1999

                                          RWE AG

                                          BY:      /s/ GEORG LAMBERTZ

                                            ------------------------------------
                                            NAME: Georg Lambertz
                                            TITLE: Senior Vice President-Finance

                                          RWE AG

                                          BY:       /s/ HARALD WILDE

                                            ------------------------------------
                                            NAME: Harald Wilde
                                            TITLE: Senior Vice President-Legal
                                              Department

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 1999

                                          HOCHTIEF AG

                                          BY:      /s/ HARTMUT PAULSEN

                                            ------------------------------------
                                            NAME: Hartmut Paulsen
                                            TITLE: General Counsel and Company
                                            Secretary

                                          HOCHTIEF AG

                                          BY:        /s/ HELMUT RUHL

                                            ------------------------------------
                                            NAME: Helmut Ruhl
                                              TITLE: Managing Executive

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 1999

                                          BETA ACQUISITION CORP.

                                          BY:     /s/ BERNHARD BURKLIN

                                            ------------------------------------
                                            NAME: Bernhard Burklin
                                            TITLE: Vice President, Treasurer and
                                              Secretary

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